SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                          (Amendment No. __________ )*


                              MarketWatch.com, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    570619106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Sumner M. Redstone
                            National Amusements, Inc.
                                 200 Elm Street
                           Dedham, Massachusetts 02026
                            Telephone: (781) 461-1600

                                 with a copy to:
                            Michael D. Fricklas, Esq.
                                   Viacom Inc.
                                  1515 Broadway
                            New York, New York 10036
                            Telephone: (212) 258-6000
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                January 16, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              (Page 1 of 29 Pages)

CUSIP No. 570619106                       13D                Page 2 of 29 Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     SUMNER M. REDSTONE

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [_]
                                                                        (b)  [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*



--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    5,636,814
  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    5,636,814

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,636,814

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     23.9%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS

CUSIP No. 570619106                       13D                Page 3 of 29 Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     National Amusements, Inc.
     I.R.S Identification No.  04-2261332
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [_]
                                                                        (b)  [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*



--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Maryland

--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    5,636,814
  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    5,636,814

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,636,814

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     23.9%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS

CUSIP No. 570619106                       13D                Page 4 of 29 Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     NAIRI, Inc.
     I.R.S Identification No.  04-3446887
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [_]
                                                                        (b)  [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*



--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    5,636,814
  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    5,636,814

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,636,814

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     23.9%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS

CUSIP No. 570619106                       13D                Page 5 of 29 Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     VIACOM INC.
     I.R.S Identification No.  04-2949533
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [_]
                                                                        (b)  [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*



--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    5,636,814
  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    5,636,814

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,636,814

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     23.9%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS

CUSIP No. 570619106                       13D                Page 6 of 29 Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Westinghouse CBS Holding Company, Inc.
     I.R.S No.  25-1776511
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [_]
                                                                        (b)  [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*



--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    5,636,814
  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    5,636,814

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,636,814

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     23.9%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS

CUSIP No. 570619106                       13D                Page 7 of 29 Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     CBS BROADCASTING INC.
     I.R.S. Identification No.  13-0590730
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [_]
                                                                        (b)  [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*



--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    5,636,814
  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    5,636,814

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,636,814

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     23.9%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS

                                                              Page 8 of 29 Pages


--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

This Statement on Schedule 13D relates to the Common Stock, par value $.01 per share (the "Common Shares"), of MarketWatch.com, Inc., a Delaware corporation f/k/a NMP Inc. ("New MarketWatch" or the "Issuer") with its principal executive office located at 825 Battery Street, San Francisco, CA 94111.

--------------------------------------------------------------------------------
Item 2.  Identity and Background.
         This Statement is filed by Mr. Sumner M. Redstone, National Amusements, Inc. ("NAI"), NAIRI, Inc. ("NAIRI"), Viacom Inc. ("Viacom"), Westinghouse CBS Holding Company, Inc. ("W/CBS HCI") and CBS Broadcasting Inc. ("CBSBI") (collectively, the "Reporting Persons").

         CBSBI, a New York corporation, has its principal office at 1515 Broadway, New York, New York 10036. CBSBI's principal business is the CBS television network and television broadcasting. 100% of the issued and outstanding stock of CBSBI is owned by W/CBS HCI.

         W/CBS HCI, a Delaware corporation, has its principal office at 1515 Broadway, New York, New York 10036 and its main asset is its ownership of CBSBI. 100% of the issued and outstanding stock of W/CBS HCI is owned by Viacom.

         Viacom, a Delaware corporation, has its principal office at 1515 Broadway, New York, New York 10036 and is a diversified worldwide entertainment company. At January 16, 2004, approximately 70% of Viacom's voting Class A Common Stock, par value $.01 per share, and approximately 11% (on a combined basis) of Viacom's Class A Common Stock and non-voting Class B Common Stock, par value $.01 per share, were owned by NAIRI.

         NAIRI, a Delaware corporation, has its principal office at 200 Elm Street, Dedham, Massachusetts 02026 and its principal business is exhibiting motion pictures in the United States and holding the shares of Viacom Class A Common Stock and Class B Common Stock. 100% of the issued and outstanding stock of NAIRI is owned by NAI.

         NAI, a Maryland corporation, has its principal office at 200 Elm Street, Dedham, Massachusetts 02026. NAI's principal business is owning and operating movie theaters in the United States, the United Kingdom and South America and holding the common stock of NAIRI. Mr. Redstone is the controlling shareholder of NAI.

         Sumner M. Redstone is an individual whose business address is c/o National Amusements, Inc., 200 Elm Street, Dedham, Massachusetts 02026. Mr. Redstone's principal occupation is Chairman of the Board and Chief Executive Officer of NAI, Chairman and President of NAIRI, and Chairman of the Board and Chief Executive Officer of Viacom.

                                                              Page 9 of 29 Pages


         The executive officers and directors of CBSBI, W/CBS HCI, Viacom, NAIRI and NAI, as of January 16, 2004, are set forth on Schedules I through V attached hereto, containing the following information with respect to each such person:

         (a)      Name;

         (b)      Residence or business address; and

         (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

         During the last five years, none of the Reporting Persons or any person named in any of Schedules I through V attached hereto has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Except for Jan Leschly, who is a Danish citizen, all of the directors of CBSBI, W/CBS HCI, Viacom, NAIRI and NAI, including Mr. Sumner M. Redstone, are citizens of the United States.

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

         The Issuer's Common Shares were acquired by the Reporting Persons as a result of the merger of Marketwatch Media Inc., f/k/a MartketWatch.com, Inc. ("Old MarketWatch") with a wholly-owned subsidiary of the Issuer on January 16, 2004 (the "Merger"), pursuant to which, among other things, each share of common stock of Old MarketWatch held by the Reporting Persons was exchanged for one Common Share of New MarketWatch.

--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

         Except as set forth in Item 6 below, the Reporting Persons have no current plan or proposal that relates to, or would result in, any of the actions enumerated in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Notwithstanding the foregoing, the Reporting Persons may, at any time and from time to time, purchase additional Common Shares of the Issuer and may dispose of any and all Common Shares of the Issuer held by them.

         The information set forth under Item 6 below is incorporated herein by reference.

                                                             Page 10 of 29 Pages



--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

         (a) and (b) CBSBI is the beneficial owner, with shared dispositive and voting power, of 5,636,814 shares, or approximately 23.9%, of the Issuer's issued and outstanding Common Shares (based on approximately 23,540,907 Common Shares as reported by the Issuer to be issued and outstanding as of January 22,
2004).

         W/CBS HCI is the beneficial owner, with shared dispositive and voting power, of 5,636,814 shares, or approximately 23.9%, of the Issuer's issued and outstanding Common Shares (based on approximately 23,540,907 Common Shares as reported by the Issuer to be issued and outstanding as of January 22, 2004).

         Viacom is the beneficial owner, with shared dispositive and voting power, of 5,636,814 shares, or approximately 23.9%, of the Issuer's issued and outstanding Common Shares (based on approximately 23,540,907 Common Shares as reported by the Issuer to be issued and outstanding as of January 22, 2004).

         NAIRI is the beneficial owner, with shared dispositive and voting power, of 5,636,814 shares, or approximately 23.9%, of the Issuer's issued and outstanding Common Shares (based on approximately 23,540,907 Common Shares as reported by the Issuer to be issued and outstanding as of January 22, 2004).

         NAI is the beneficial owner, with shared dispositive and voting power, of 5,636,814 shares, or approximately 23.9%, of the Issuer's issued and outstanding Common Shares (based on approximately 23,540,907 Common Shares as reported by the Issuer to be issued and outstanding as of January 22, 2004).

         As a result of his stock ownership in NAI, Mr. Sumner M. Redstone is deemed the beneficial owner, with shared dispositive and voting power, of 5,636,814 shares, or approximately 23.9%, of the Issuer's issued and outstanding Common Shares (based on approximately 23,540,907 Common Shares as reported by the Issuer to be issued and outstanding as of January 22, 2004).

     (c) None

     (d) None

     (e) None

                                                             Page 11 of 29 Pages



--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         CBSBI entered into the amended and restated license agreement (the "License Agreement"), dated January 13, 1999, with Old MarketWatch, pursuant to which CBSBI, in exchange for a royalty, granted to Old MarketWatch the non-exclusive right and license to use certain CBS news content and registered trademarks. This description of the License Agreement is qualified in its entirety by reference to the License Agreement, which is attached as Exhibit 2 and is incorporated by reference herein.

         In connection with the Merger, pursuant to the Voting and Waiver Agreement (the "Voting Agreement"), dated July 22, 2003, by and among CBSBI, Old MarketWatch, Pinnacor, Inc. and Pearson International Finance Ltd. ("Pearson") the following agreements were assigned by Old MarketWatch to New
Marketwatch:

    o The Stockholders' Agreement, dated January 13, 1999 ("the Stockholders' Agreement"), by and among CBSBI, Pearson (as successor to Data Broadcasting Corporation), Old MarketWatch and MarketWatch.com, LLC, pursuant to which CBSBI has the right to nominate candidates to the Issuer's board of directors, a right to participate in issuances of new securities by the Issuer, a mutual right of first refusal if either CBSBI or Pearson desires to sell any of their Common Shares, and a right to acquire Pearson's Common Shares in the event of a change of control of Pearson. This description of the Stockholders' Agreement is qualified in its entirety by reference to the Stockholders' Agreement, which is attached as Exhibit 3 and is incorporated by reference herein.

    o The registration rights agreement (the "Registration Rights Agreement"), entered into in January 1999, by CBSBI, Old MarketWatch and Pearson, pursuant to which CBSBI has certain demand, piggyback and shelf registration rights. This description of the Registration Rights Agreement is qualified in its entirety by reference to the Registration Rights Agreement, which is attached as Exhibit 4, and is incorporated by reference herein.

         The description of the Voting Agreement is qualified in its entirety by reference to the Voting and Waiver Agreement, which is attached as Exhibit 5 and is incorporated by reference herein.


        Except as described in this Item 6, none of the Reporting Persons have any other existing agreement with respect to the Common Shares or other securities of the Issuer.

                                                             Page 12 of 29 Pages



--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

        1. Joint Filing Agreement, dated January 26, 2004, among CBS Broadcasting Inc., Westinghouse CBS Holding Company, Inc., Viacom Inc., NAIRI, Inc., National Amusements, Inc. and Sumner M. Redstone (filed herewith).

        2. Amended and Restated License Agreement, dated January 13, 1999, between CBS Broadcasting Inc. and MarketWatch.Com, LLC (incorporated by reference to Exhibit 10.7 filed with Registration Statement on Form S-1 of MarketWatch.com, Inc., now merged into a subsidiary of the Issuer (File No. 333-65569)).

        3. Stockholders' Agreement, dated January 13, 1999 (the "Stockholders' Agreement"), by and among CBS Broadcasting Inc., Pearson International Finance Ltd. (as successor to Data Broadcasting Corporation), MarketWatch.com, Inc., now merged into a subsidiary of the Issuer, and MarketWatch.com, LLC.

        4. Registration Rights Agreement, dated January 13, 1999, among MarketWatch.com Inc.(now merged into a subsidiary of the Issuer), CBS Broadcasting Inc. and Data Broadcasting Corporation (incorporated by reference to Exhibit 4.02 filed with the Annual Report on Form 10-K of MarketWatch.com Inc., now merged into a subsidiary of the Issuer (File No. 000-25113)).

        5. Voting and Waiver Agreement, dated July 22, 2003, by and among CBS Broadcasting Inc., the Issuer, MarketWatch.com Inc., now merged into a subsidiary of the Issuer, Pinnacor Inc. and Pearson International Finance Ltd. (incorporated by reference to Exhibit 99.2 filed with the Report on Form 8-K, dated July 23, 2003, filed by MarketWatch.com, Inc., now merged into a subsidiary of the Issuer) (File No. 000-25113).


--------------------------------------------------------------------------------

                                                             Page 13 of 29 Pages




                                    SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. Pursuant to Rule 13d-1(k)(1), each of the undersigned agrees that this statement is filed on behalf of each of us.


January 26, 2004


                                        CBS Broadcasting Inc.

                                        By: /s/ MICHAEL D. FRICKLAS
                                           -------------------------------------
                                           Michael D. Fricklas
                                           Executive Vice President


                                        Westinghouse CBS Holding Company, Inc.

                                        By: /s/ MICHAEL D. FRICKLAS
                                           -------------------------------------
                                           Michael D. Fricklas
                                           Executive Vice President


                                        Viacom Inc.

                                        By: /s/ MICHAEL D. FRICKLAS
                                           -------------------------------------
                                           Michael D. Fricklas
                                           Executive Vice President


                                        NAIRI, Inc.

                                        By: /s/ SUMNER M. REDSTONE
                                           -------------------------------------
                                           Sumner M. Redstone
                                           Chairman and President


                                        National Amusements, Inc.

                                        By: /s/ SUMNER M. REDSTONE
                                           -------------------------------------
                                           Sumner M. Redstone
                                           Chairman and Chief Executive Officer


                                         /s/ SUMNER M. REDSTONE
                                        ----------------------------------------
                                        Sumner M. Redstone
                                        Individually

                                                             Page 14 of 29 Pages



                                  EXHIBIT INDEX

1. Joint Filing Agreement, dated January 26, 2004, among CBS Broadcasting Inc., Westinghouse CBS Holding Company, Inc., Viacom Inc., NAIRI, Inc., National Amusements, Inc. and Sumner M. Redstone (filed herewith).

2. Amended and Restated License Agreement, dated January 13, 1999, between CBS Broadcasting Inc. and MarketWatch.Com, LLC (incorporated by reference to
    Exhibit 10.7 filed with Registration Statement on Form S-1 of
    MarketWatch.com, Inc., now merged into a subsidiary of the Issuer
    (File No. 333-65569)).

3. Stockholders' Agreement, dated January 13, 1999 (the "Stockholders' Agreement"), by and among CBS Broadcasting Inc., Pearson International Finance Ltd. (as successor to Data Broadcasting Corporation),
   MarketWatch.com, Inc., now merged into a subsidiary of the Issuer, and MarketWatch.com, LLC.

4. Registration Rights Agreement, dated January 13, 1999, among MarketWatch.com Inc. (now merged into a subsidiary of the Issuer), CBS Broadcasting Inc. and Data Broadcasting Corporation (incorporated by reference to Exhibit 4.02 filed with the Annual Report on Form 10-K of MarketWatch.com Inc., now merged into a subsidiary of the Issuer (File No. 000-25113)).

5. Voting and Waiver Agreement, dated July 22, 2003, by and among CBS Broadcasting Inc., the Issuer, MarketWatch.com Inc., now merged into a subsidiary of the Issuer, Pinnacor Inc. and Pearson International Finance Ltd. (incorporated by reference to Exhibit 99.2 filed with the Report on Form 8-K, dated July 23, 2003, filed by MarketWatch.com, Inc., now merged into a subsidiary of the Issuer)(File No. 000-25113).

                                                             Page 15 of 29 Pages



                                   SCHEDULE I

         Name, business address and present principal occupation or employment of the directors and executive officers of

                             CBS Broadcasting Inc.

DIRECTORS
--------------------- ---------------------- -----------------------------------
Name                  Business Address       Present Principal Occupation and
                                             Address of Employment
--------------------- ---------------------- -----------------------------------
--------------------- ---------------------- -----------------------------------
Robert G. Freedline   Viacom Inc.            Senior Vice President and Treasurer
                      1515 Broadway          Viacom Inc.
                      New York, N.Y. 10036   1515 Broadway
                                             New York, N.Y. 10036

--------------------- ---------------------- -----------------------------------
--------------------- ---------------------- -----------------------------------
Michael D. Fricklas   Viacom Inc.            Executive Vice President, General
                                             Counsel & Secretary
                      1515 Broadway          Viacom Inc.
                      New York, N.Y. 10036   1515 Broadway
                                             New York, N.Y. 10036

--------------------- ---------------------- -----------------------------------
--------------------- ---------------------- -----------------------------------
Susan C. Gordon       Viacom Inc.            Senior Vice President, Controller &
                      1515 Broadway          Chief Accounting Officer
                      New York, N.Y. 10036   Viacom Inc.
                                             1515 Broadway
                                             New York, N.Y. 10036
--------------------- ---------------------- -----------------------------------

                                                             Page 16 of 29 Pages


                               SCHEDULE I
                              (Continued)

          Name, business address and present principal occupation or employment of the directors and executive officers of

                             CBS Broadcasting Inc.

EXECUTIVE OFFICERS
----------------------- ------------------------- ------------------------------
Name                    Business Address          Present Principal Occupation
                                                  and Address of Employment
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Leslie Moonves          CBS                       President and Chief Executive
President               7800 Beverly Blvd.        Officer
                        Los Angeles, CA  90036    CBS
                                                  7800 Beverly Blvd.
                                                  Los Angeles, CA  90036
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Richard J. Bressler     Viacom Inc.               Senior Executive Vice
Senior Executive Vice   1515 Broadway             President & Chief Financial
President               New York, NY 10036        Officer
                                                  Viacom Inc.
                                                  1515 Broadway
                                                  New York, NY 10036
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Michael D. Fricklas     Viacom Inc.               Executive Vice President,
Executive Vice          1515 Broadway             Secretary & General Counsel
President & Secretary   New York, NY 10036        Viacom Inc.
                                                  1515 Broadway
                                                  New York, N.Y. 10036
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Harry Isaacs            CBS Broadcasting Inc.     Senior Vice President-
Executive Vice          7800 Beverly Blvd.        Industrial Relations
President               Los Angeles, CA  90036    CBS Broadcasting Inc.
                                                  7800 Beverly Blvd.
                                                  Los Angeles, CA 90036
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Fredric G. Reynolds     Viacom Television         President
Executive Vice          Stations Group            Viacom Television Stations
President               513 West 57th St.         Group
                        New York, NY  10019       513 West 57th St.
                                                  New York, NY 10019
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Dennis Swanson          Viacom Television         Executive Vice President,
Executive Vice          Stations Group            President and Chief Operating
President               513 West 57th St.         Officer
                        New York, NY 10019        Viacom Television Stations
                                                  Group
                                                  513 West 57th St.
                                                  New York, NY 10019
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Susan J. Holliday       CBS Broadcasting Inc.     Executive Vice President,
Executive Vice          7800 Beverly Blvd.        General Counsel and Assistant
President, General      Los Angeles, CA  90036    Secretary
Counsel and Assistant                             CBS Broadcasting Inc.
Secretary                                         7800 Beverly Blvd.
                                                  Los Angeles, CA 90036
----------------------- ------------------------- ------------------------------

                                                             Page 17 of 29 Pages

                                    SCHEDULE I
                                   (Continued)

           Name, business address and present principal occupation or employment of the directors and executive officers of

                              CBS Broadcasting Inc.

EXECUTIVE OFFICERS
----------------------- --------------------- ----------------------------------
Name                    Business Address      Present Principal Occupation
                                              and Address of Employment
----------------------- --------------------- ----------------------------------
----------------------- --------------------- ----------------------------------
William A. Roskin       Viacom Inc.           Senior Vice President, Human
Senior Vice President   1515 Broadway         Resources and Administration
                        New York, NY 10036    Viacom Inc.
                                              1515 Broadway
                                              New York, NY  10036

----------------------- --------------------- ----------------------------------
----------------------- --------------------- ----------------------------------
Robert G. Freedline     Viacom Inc.           Senior Vice President and
Vice President and      1515 Broadway         Treasurer
Treasurer               New York, NY 10036    Viacom Inc.
                                              1515 Broadway
                                              New York, NY 10036

----------------------- --------------------- ----------------------------------
----------------------- --------------------- ----------------------------------
Susan C. Gordon         Viacom Inc.           Senior Vice President,
Vice President          1515 Broadway         Controller & Chief Accounting
                        New York, NY 10036    Officer
                                              Viacom Inc.
                                              1515 Broadway
                                              New York, NY 10036

----------------------- --------------------- ----------------------------------
----------------------- --------------------- ----------------------------------
Bruce Taub              CBS Television        CBS Television Network
Vice President and      Network               51 West 52nd Street
Chief Financial         51 West 52nd Street   New York, NY 10019
Officer                 New York, NY 10019
----------------------- --------------------- ----------------------------------

                                                             Page 18 of 29 Pages

                                    SCHEDULE II

            Name, business address and present principal occupation or employment of the directors and executive officers of

                      Westinghouse CBS Holding Company, Inc.

DIRECTORS
----------------------- --------------------- ----------------------------------
Name                    Business Address      Present Principal Occupation and
                                              Address of Employment
----------------------- --------------------- ----------------------------------
----------------------- --------------------- ----------------------------------
Robert G. Freedline     Viacom Inc.           Senior Vice President and
                        1515 Broadway         Treasurer
                        New York, N.Y. 10036  Viacom Inc.
                                              1515 Broadway
                                              New York, N.Y. 10036

----------------------- --------------------- ----------------------------------
----------------------- --------------------- ----------------------------------
Michael D. Fricklas     Viacom Inc.           Executive Vice President,
                        1515 Broadway         General Counsel & Secretary
                        New York, N.Y. 10036  Viacom Inc.
                                              1515 Broadway
                                              New York, N.Y. 10036

----------------------- --------------------- ----------------------------------
----------------------- --------------------- ----------------------------------
Susan C. Gordon         Viacom Inc.           Senior Vice President,
                        1515 Broadway         Controller & Chief Accounting
                        New York, N.Y. 10036  Officer
                                              Viacom Inc.
                                              1515 Broadway
                                              New York, N.Y. 10036
----------------------- --------------------- ----------------------------------

                                                             Page 19 of 29 Pages

                                    SCHEDULE II
                                    (Continued)

            Name, business address and present principal occupation or employment of the directors and executive officers of

                      Westinghouse CBS Holding Company, Inc.

EXECUTIVE OFFICERS
----------------------- --------------------- ----------------------------------
Name                    Business Address      Present Principal Occupation and
                                              Address of Employment
----------------------- --------------------- ----------------------------------
----------------------- --------------------- ----------------------------------
Leslie Moonves          CBS                   President and Chief Executive
President               7800 Beverly Blvd.    Officer
                        Los Angeles, CA       CBS
                        90036                 7800 Beverly Blvd.
                                              Los Angeles, CA  90036
----------------------- --------------------- ----------------------------------
----------------------- --------------------- ----------------------------------
Richard J. Bressler     Viacom Inc.           Senior Executive Vice President
Senior Executive Vice   1515 Broadway         & Chief Financial Officer
President               New York, NY 10036    Viacom Inc.
                                              1515 Broadway
                                              New York, NY 10036
----------------------- --------------------- ----------------------------------
----------------------- --------------------- ----------------------------------
Michael D. Fricklas     Viacom Inc.           Executive Vice President,
Executive Vice          1515 Broadway         Secretary & General Counsel
President & Secretary   New York, NY 10036    Viacom Inc.
                                              1515 Broadway
                                              New York, N.Y. 10036
----------------------- --------------------- ----------------------------------
----------------------- --------------------- ----------------------------------
Fredric G. Reynolds     Viacom Television     President
Executive Vice          Stations Group        Viacom Television Stations Group
President               513 West 57th St.     513 West 57th St.
                        New York, NY 10019    New York, NY 10019

----------------------- --------------------- ----------------------------------
----------------------- --------------------- ----------------------------------
Dennis Swanson          Viacom Television     Executive Vice President & Chief
Executive Vice          Stations Group        Operating Officer
President               513 West 57th St.     Viacom Television Stations Group
                        New York, NY 110019   513 West 57th St.
                                              New York, NY 10019

----------------------- --------------------- ----------------------------------
----------------------- --------------------- ----------------------------------
William A. Roskin       Viacom Inc.           Senior Vice President, Human
Senior Vice President   1515 Broadway         Resources and Administration
                        New York, NY 10036    Viacom Inc.
                                              1515 Broadway
                                              New York, NY 10036

----------------------- --------------------- ----------------------------------
----------------------- --------------------- ----------------------------------
Robert G. Freedline     Viacom Inc.           Senior Vice President and
Vice President &        1515 Broadway         Treasurer
Treasurer               New York, NY 10036    Viacom Inc.
                                              1515 Broadway
                                              New York, NY 10036
----------------------- --------------------- ----------------------------------

                                                             Page 20 of 29 Pages

                                    SCHEDULE II
                                    (Continued)

            Name, business address and present principal occupation or employment of the directors and executive officers of

                      Westinghouse CBS Holding Company, Inc.

EXECUTIVE OFFICERS
--------------------- ------------------------ --------------------------------
Name                  Business Address         Present Principal Occupation
                                               and Address of Employment
--------------------- ------------------------ --------------------------------
--------------------- ------------------------ --------------------------------
Susan C. Gordon       Viacom Inc.              Senior Vice President,
Vice President        1515 Broadway            Controller & Chief Accounting
                      New York, NY  10036      Officer
                                               Viacom Inc.
                                               1515 Broadway
                                               New York, NY 10036

--------------------- ------------------------ --------------------------------
--------------------- ------------------------ --------------------------------
Bruce Taub            CBS Television Network   CBS Television Network
Vice President and    51 West 52nd Street      51 West 52nd Street
Chief Financial       New York, NY 10019       New York, NY 10019
Officer
--------------------- ------------------------ --------------------------------

                                                             Page 21 of 29 Pages


                                  SCHEDULE III

           Name, business address and present principal occupation or employment of the directors and executive officers of

                                   Viacom Inc.

DIRECTORS
-------------------- ------------------------- --------------------------------
Name                 Business Address          Present Principal Occupation
                                               and Address of Employment
-------------------- ------------------------- --------------------------------
-------------------- ------------------------- --------------------------------
George S. Abrams     c/o Hale & Dorr           Attorney
                     60 State Street           c/o Hale & Dorr
                     Boston, MA 02109          60 State Street
                                               Boston, MA  02109
-------------------- ------------------------- --------------------------------
-------------------- ------------------------- --------------------------------
David R. Andelman    Lourie and Cutler         Attorney
                     60 State Street           Lourie and Cutler
                     Boston, MA  02109         60 State Street
                                               Boston, MA  02109

-------------------- ------------------------- --------------------------------
-------------------- ------------------------- --------------------------------
Joseph A.            The National Center on    Chairman of the Board and
Califano, Jr.        Addiction and Substance   President
                     Abuse at Columbia         The National Center on
                     University                Addiction and Substance Abuse
                     633 Third Avenue          at Columbia University
                     19th Flr.                 633 Third Avenue, 19th flr.
                     New York, NY 10017        New York, NY 10017
-------------------- ------------------------- --------------------------------
-------------------- ------------------------- --------------------------------
William S. Cohen     The Cohen Group           Chairman and Chief Executive
                     1200 19th Street, N.W.    Officer
                     Suite 400                 The Cohen Group
                     Washington, D.C. 20036    1200 19th Street, N.W.
                                               Washington, D.C. 20036
-------------------- ------------------------- --------------------------------
-------------------- ------------------------- --------------------------------
Philippe P. Dauman   DND Capital Partners,     Co-Chairman and Chief
                     LLC                       Executive Officer
                     450 Park Avenue           450 Park Avenue
                     New York, NY 10022        New York, NY 10022
-------------------- ------------------------- --------------------------------
-------------------- ------------------------- --------------------------------
William H. Gray III  The College Fund/UNCF     President and Chief Operating
                     8260 Willow Oaks          Officer
                     Corporate Drive           The College Fund/UNCF
                     PO Box 10444              8260 Willow Oaks Corporate
                     Fairfax, VA 22031         Drive
                                               PO Box 10444
                                               Fairfax, VA 22031
-------------------- ------------------------- --------------------------------
-------------------- ------------------------- --------------------------------
Alan C. Greenberg    Bear, Stearns & Co.,      Chairman of the Executive
                     Inc.                      Committee
                     383 Madison Avenue        Bear, Stearns & Co., Inc.
                     5th Floor                 383 Madison Avenue, 5th Floor
                     New York, NY 10179        New York, NY 10179
-------------------- ------------------------- --------------------------------

                                                             Page 22 of 29 Pages

                                     SCHEDULE III
                                      (Continued)

              Name, business address and present principal occupation or employment of the directors and executive officers of

                                      Viacom Inc.

DIRECTORS
----------------------- ------------------- ------------------------------------
Name                    Business Address    Present Principal Occupation and
                                            Address of Employment
----------------------- ------------------- ------------------------------------
----------------------- ------------------- ------------------------------------
Mel Karmazin            Viacom Inc.         President and Chief Operating
                        1515 Broadway       Officer
                        New York, NY 10036  Viacom Inc.
                                            1515 Broadway
                                            New York, NY 10036
----------------------- ------------------- ------------------------------------
----------------------- ------------------- ------------------------------------
Jan Leschly             Care Capital LLC    Chairman and CEO
                        47 Hulfish Street   Care Capital LLC
                        Suite 310           47 Hulfish Street, Suite 310
                        Princeton, NJ       Princeton, NJ 08542
                        08542
----------------------- ------------------- ------------------------------------
----------------------- ------------------- ------------------------------------
David T. McLaughlin     Orion Safety        Chairman and Chief Executive
                        Products            Officer
                        276 Newport Road    Orion Safety Products
                        New London, NH      276 Newport Road
                        03257               New London, NH 03257

----------------------- ------------------- ------------------------------------
----------------------- ------------------- ------------------------------------
Shari E. Redstone       National            President of National Amusements,
                        Amusements, Inc.    Inc. and Executive Vice President
                        200 Elm Street      of NAIRI, Inc.
                        Dedham, MA  02026   National Amusements, Inc.
                                            200 Elm Street
                                            Dedham, MA  02026
----------------------- ------------------- ------------------------------------
----------------------- ------------------- ------------------------------------
Sumner M. Redstone      Viacom Inc.         Chairman of the Board and Chief
                        1515 Broadway       Executive Officer
                        New York, NY 10036  Viacom Inc.
                                            1515 Broadway
                                            New York, N.Y. 10036
----------------------- ------------------- ------------------------------------
----------------------- ------------------- ------------------------------------
Fredric V. Salerno      400 Westchester     Retired
                        Avenue              Not applicable
                        2nd Floor
                        White Plains,
                        N.Y. 10604
----------------------- ------------------- ------------------------------------
----------------------- ------------------- ------------------------------------
William Schwartz        Cadwalader,         Counsel
                        Wickersham & Taft   Cadwalader, Wickersham & Taft
                        100 Maiden Lane     100 Maiden Lane
                        New York, N.Y.      New York, N.Y. 1003
                        10038
----------------------- ------------------- ------------------------------------
----------------------- ------------------- ------------------------------------
Ivan Seidenberg         Verizon             President & Chief Executive
                        Communications      Officer
                        1095 Avenue of      Verizon Communications
                        the Americas        1095 Avenue of the Americas
                        New York, NY 10036  New York, NY  10036
----------------------- ------------------- ------------------------------------

                                                             Page 23 of 29 Pages


                                       SCHEDULE III
                                    (Continued)

            Name, business address and present principal occupation or employment of the directors and executive officers of

                                    Viacom Inc.

DIRECTORS
-------------------------- --------------------- -------------------------------
Name                       Business Address      Present Principal Occupation
                                                 and Address of Employment

-------------------------- --------------------- -------------------------------
-------------------------- --------------------- -------------------------------
Patty Stonesifer           Bill and Melinda      Co-Chair & President
                           Gates                 Bill and Melinda Gates
                           Foundation            Foundation
                           1551 Eastlake Ave.    1551 Eastlake Ave. East
                           East                  Seattle, WA 98102
                           Seattle, WA 98102
-------------------------- --------------------- -------------------------------
-------------------------- --------------------- -------------------------------
Robert D. Walter           Cardinal Health,      Chairman & Chief Executive
                           Inc.                  Officer
                           7000 Cardinal Place   Cardinal Health, Inc.
                           Dublin, OH 43017      7000 Cardinal Place
                                                 Dublin, OH 43017
-------------------------- --------------------- -------------------------------

                                                             Page 24 of 29 Pages


                                     SCHEDULE III
                                      (Continued)

              Name, business address and present principal occupation or employment of the directors and executive officers of

                                      Viacom Inc.

EXECUTIVE OFFICERS
-------------------------- -------------------- --------------------------------
Name                       Business Address     Present Principal Occupation
                                                and Address of Employment
-------------------------- -------------------- --------------------------------
-------------------------- -------------------- --------------------------------
Sumner M. Redstone         Viacom Inc.          Chairman of the Board and
Chairman of the Board      1515 Broadway        Chief Executive Officer
and Chief Executive        New York, NY 10036   Viacom Inc.
Officer                                         1515 Broadway
                                                New York, N.Y. 10036
-------------------------- -------------------- --------------------------------
-------------------------- -------------------- --------------------------------
Mel Karmazin               Viacom Inc.          President and Chief Operating
President and Chief        1515 Broadway        Officer
Operating Officer          New York, NY 10036   Viacom Inc.
                                                1515 Broadway
                                                New York, NY 10036
-------------------------- -------------------- --------------------------------
-------------------------- -------------------- --------------------------------
Richard J. Bressler        Viacom Inc.          Senior EVP & Chief Financial
Senior EVP & Chief         1515 Broadway        Officer
Financial Officer          New York, NY 10036   Viacom Inc.
                                                1515 Broadway
                                                New York, NY  10036
-------------------------- -------------------- --------------------------------
-------------------------- -------------------- --------------------------------
Michael D. Fricklas        Viacom Inc.          EVP, General Counsel and
EVP, General Counsel and   1515 Broadway        Secretary
Secretary                  New York, NY 10036   Viacom Inc.
                                                1515 Broadway
                                                New York, NY  10036
-------------------------- -------------------- --------------------------------
-------------------------- -------------------- --------------------------------
Carl D. Folta              Viacom Inc.          Senior Vice President,
Senior Vice President,     1515 Broadway        Corporate Relations
Corporate Relations        New York, NY 10036   Viacom Inc.
                                                1515 Broadway
                                                New York, NY 10036
-------------------------- -------------------- --------------------------------
-------------------------- -------------------- --------------------------------
Robert G. Freedline        Viacom Inc.          Senior Vice President and
Senior Vice President      1515 Broadway        Treasurer
and Treasurer              New York, N.Y.       Viacom Inc.
                           10036                1515 Broadway
                                                New York, N.Y. 10036
-------------------------- -------------------- --------------------------------
-------------------------- -------------------- --------------------------------
Susan C. Gordon            Viacom Inc.          Senior Vice President,
Senior Vice President,     1515 Broadway        Controller, Chief Accounting
Controller, Chief          New York, NY 10036   Officer
Accounting Officer                              Viacom Inc.
                                                1515 Broadway
                                                New York, NY 10036
-------------------------- -------------------- --------------------------------

                                                             Page 25 of 29 Pages

                                   SCHEDULE III
                                    (Continued)

            Name, business address and present principal occupation or employment of the directors and executive officers of

                                    Viacom Inc.

EXECUTIVE OFFICERS
--------------------- ------------------------- --------------------------------
Name                  Business Address          Present Principal Occupation
                                                and Address of Employment

--------------------- ------------------------- --------------------------------
--------------------- ------------------------- --------------------------------
Carol Melton          Viacom Inc.               Senior Vice President,
Senior Vice           1515 Broadway             Government Relations
President,            New York, NY 10036        Viacom Inc.
Government Relations                            1515 Broadway
                                                New York, NY 10036
--------------------- ------------------------- --------------------------------
--------------------- ------------------------- --------------------------------
William A. Roskin     Viacom Inc.               Senior Vice President, Human
Senior Vice           1515 Broadway             Resources and Administration
President, Human      New York, NY 10036        Viacom Inc.
Resources and                                   1515 Broadway
Administration                                  New York, NY  10036
--------------------- ------------------------- --------------------------------
--------------------- ------------------------- --------------------------------
Martin M. Shea        Viacom Inc.               Senior Vice President,
Senior Vice           1515 Broadway             Investor Relations
President, Investor   New York, NY 10036        Viacom Inc.
Relations                                       1515 Broadway
                                                New York, NY 10036
--------------------- ------------------------- --------------------------------

                                                             Page 26 of 29 Pages


                                     SCHEDULE IV

             Name, business address and present principal occupation or employment of the directors and executive officers of

                                     NAIRI, INC.

DIRECTORS
--------------------- ------------------------- --------------------------------
Name                  Business Address          Present Principal Occupation
                                                and Address of Employment

--------------------- ------------------------- --------------------------------
--------------------- ------------------------- --------------------------------
George S. Abrams      c/o Hale & Dorr           Attorney
                      60 State Street           c/o Hale & Dorr
                      Boston, MA 02109          60 State Street
                                                Boston, MA  02109
--------------------- ------------------------- --------------------------------
--------------------- ------------------------- --------------------------------
David R. Andelman     Lourie and Cutler         Attorney
                      60 State Street           Lourie and Cutler
                      Boston, MA  02109         60 State Street
                                                Boston, MA  02109
--------------------- ------------------------- --------------------------------
--------------------- ------------------------- --------------------------------
Philippe P. Dauman    DND Capital Partners,     Co-Chairman and CEO of DND
                      LLC                       Capital Partners LLC
                      9 West 57th  St.          DND Capital Partners, LLC
                      New York, N.Y. 10019      450 Park Avenue
                                                New York, N.Y. 10022
--------------------- ------------------------- --------------------------------
--------------------- ------------------------- --------------------------------
Brent D. Redstone     c/o Showtime Networks     Director of National
                      Inc.                      Amusements, Inc.
                      1633 Broadway             National Amusements, Inc.
                      New York, NY  10019       200 Elm Street
                                                Dedham, MA  02026
--------------------- ------------------------- --------------------------------
--------------------- ------------------------- --------------------------------
Shari E. Redstone     National Amusements,      President of National
                      Inc.                      Amusements, Inc. and Executive
                      200 Elm Street            Vice President of NAIRI, Inc.
                      Dedham, MA  02026         National Amusements, Inc.
                                                200 Elm Street
                                                Dedham, MA  02026
--------------------- ------------------------- --------------------------------
--------------------- ------------------------- --------------------------------
Sumner M. Redstone    Viacom Inc.               Chairman of the Board and
                      1515 Broadway             Chief Executive Officer
                      New York, NY 10036        Viacom Inc.
                                                1515 Broadway
                                                New York, N.Y. 10036
--------------------- ------------------------- --------------------------------

                                                             Page 27 of 29 Pages


                                  SCHEDULE IV
                                  (Continued)

          Name, business address and present principal occupation or employment of the directors and executive officers of

                                  NAIRI, INC.

EXECUTIVE OFFICERS
-------------------- --------------------------- -------------------------------
Name                 Business Address            Present Principal Occupation
                                                 and Address of Employment

-------------------- --------------------------- -------------------------------
-------------------- --------------------------- -------------------------------
Sumner M. Redstone   Viacom Inc.                 Chairman of the Board and
Chairman and         1515 Broadway               Chief Executive Officer
President            New York, NY 10036          Viacom Inc.
                                                 1515 Broadway
                                                 New York, N.Y. 10036
-------------------- --------------------------- -------------------------------
-------------------- --------------------------- -------------------------------
Shari E. Redstone    National Amusements, Inc.   President of National
Executive Vice       200 Elm Street              Amusements, Inc. and Executive
President            Dedham, MA  02026           Vice President of NAIRI, Inc.
                                                 National Amusements, Inc.
                                                 200 Elm Street
                                                 Dedham, MA  02026
-------------------- --------------------------- -------------------------------
-------------------- --------------------------- -------------------------------
Jerome Magner        National Amusements, Inc.   Vice President and Treasurer
Vice President and   200 Elm Street              of National Amusements, Inc.
Treasurer            Dedham, MA  02026           and NAIRI, Inc.
                                                 National Amusements, Inc.
                                                 200 Elm Street
                                                 Dedham, MA  02026
-------------------- --------------------------- -------------------------------
-------------------- --------------------------- -------------------------------
Richard Sherman      National Amusements, Inc.   Vice President of National
Vice President       200 Elm Street              Amusements, Inc. and NAIRI,
                     Dedham, MA  02026           Inc.
                                                 National Amusements, Inc.
                                                 200 Elm Street
                                                 Dedham, MA  02026
-------------------- --------------------------- -------------------------------
-------------------- --------------------------- -------------------------------
Tilly Berman         National Amusements, Inc.   Secretary
Secretary            200 Elm Street              National Amusements, Inc.
                     Dedham, MA  02026           200 Elm Street
                                                 Dedham, MA  02026
-------------------- --------------------------- -------------------------------

                                                             Page 28 of 29 Pages


                                   SCHEDULE V

           Name, business address and present principal occupation or employment of the directors and executive officers of

                            National Amusements, Inc.

DIRECTORS
-------------------- --------------------------- -------------------------------
Name                 Business Address            Present Principal Occupation
                                                 and Address of Employment

-------------------- --------------------------- -------------------------------
-------------------- --------------------------- -------------------------------
George S. Abrams     c/o Hale & Dorr             Attorney
                     60 State Street             c/o Hale & Dorr
                     Boston, MA 02109            60 State Street
                                                 Boston, MA  02109
-------------------- --------------------------- -------------------------------
-------------------- --------------------------- -------------------------------
David R. Andelman    Lourie and Cutler           Attorney
                     60 State Street             Lourie and Cutler
                     Boston, MA  02109           60 State Street
                                                 Boston, MA  02109
-------------------- --------------------------- -------------------------------
-------------------- --------------------------- -------------------------------
Philippe P. Dauman   DND Capital Partners, LLC   Co-Chairman and CEO of DND
                     9 West 57th  St.            Capital Partners LLC
                     New York, N.Y. 10019        DND Capital Partners, LLC
                                                 450 Park Avenue
                                                 New York, N.Y. 10022
-------------------- --------------------------- -------------------------------
-------------------- --------------------------- -------------------------------
Brent D. Redstone    c/o Showtime Networks Inc.  Director of National
                     1633 Broadway               Amusements, Inc.
                     New York, NY  10019         National Amusements, Inc.
                                                 200 Elm Street
                                                 Dedham, MA  02026
-------------------- --------------------------- -------------------------------
-------------------- --------------------------- -------------------------------
Shari E. Redstone    National Amusements, Inc.   President of National
                     200 Elm Street              Amusements, Inc. and
                     Dedham, MA  02026           Executive Vice President of
                                                 NAIRI, Inc.
                                                 National Amusements, Inc.
                                                 200 Elm Street
                                                 Dedham, MA  02026
-------------------- --------------------------- -------------------------------
-------------------- --------------------------- -------------------------------
Sumner M. Redstone   Viacom Inc.                 Chairman of the Board and
                     1515 Broadway               Chief Executive Officer
                     New York, NY 10036          Viacom Inc.
                                                 1515 Broadway
                                                 New York, N.Y. 10036
-------------------- --------------------------- -------------------------------

                                                             Page 29 of 29 Pages


                                     SCHEDULE V
                                     (Continued)

             Name, business address and present principal occupation or employment of the directors and executive officers of

                              National Amusements, Inc.

EXECUTIVE OFFICERS
-------------------- --------------------------- -------------------------------
Name                 Business Address            Present Principal Occupation
                                                 and Address of Employment

-------------------- --------------------------- -------------------------------
-------------------- --------------------------- -------------------------------
Sumner M. Redstone   Viacom Inc.                 Chairman of the Board and
Chairman and Chief   1515 Broadway               Chief Executive Officer
Executive Officer    New York, NY 10036          Viacom Inc.
                                                 1515 Broadway
                                                 New York, N.Y. 10036
-------------------- --------------------------- -------------------------------
-------------------- --------------------------- -------------------------------
Shari E. Redstone    National Amusements, Inc.   President of National
President            200 Elm Street              Amusements, Inc. and
                     Dedham, MA  02026           Executive Vice President of
                                                 NAIRI, Inc.
                                                 National Amusements, Inc.
                                                 200 Elm Street
                                                 Dedham, MA  02026
-------------------- --------------------------- -------------------------------
-------------------- --------------------------- -------------------------------
Jerome Magner        National Amusements, Inc.   Vice President and Treasurer
Vice President and   200 Elm Street              of National Amusements, Inc.
Treasurer            Dedham, MA  02026           and NAIRI, Inc.
                                                 National Amusements, Inc.
                                                 200 Elm Street
                                                 Dedham, MA  02026
-------------------- --------------------------- -------------------------------
-------------------- --------------------------- -------------------------------
Richard Sherman      National Amusements, Inc.   Vice President of National
Vice President       200 Elm Street              Amusements, Inc. and NAIRI,
                     Dedham, MA  02026           Inc.
                                                 National Amusements, Inc.
                                                 200 Elm Street
                                                 Dedham, MA  02026
-------------------- --------------------------- -------------------------------
-------------------- --------------------------- -------------------------------
Tilly Berman         National Amusements, Inc.   Secretary
Secretary            200 Elm Street              National Amusements, Inc.
                     Dedham, MA  02026           200 Elm Street
                                                 Dedham, MA  02026
-------------------- --------------------------- -------------------------------